Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifteenth Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on December 19, 2014 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated December 9, 2014. Out of the Company’s five supervisors, all supervisors attended the Meeting in person, including Xia Zhihua, chairperson of the Supervisory Board, Shi Xiangming, Yang Cuilian, Li Xuejun and Xiong Junhong, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal on the 2015 Work Plan of the Supervisory Board of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 19, 2014